ENACT HOLDINGS, INC.
8325 Six Forks Road
Raleigh, North Carolina 27615
May 13, 2021
VIA EDGAR
Mr. John Stickel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Enact Holdings, Inc.

Registration Statement on Form S-1 (File No. 333-255345)
Dear Mr. Stickel:
Reference is made to that certain letter, filed as correspondence via EDGAR on May 10, 2021, in which Enact Holdings, Inc. (the “Company”) requested that the effective date of the Company’s registration statement on Form S-1 (File No. 333-255345) (the “Registration Statement”) be accelerated so that the Registration Statement would become effective at 4:00 p.m., Eastern Time, on May 12, 2021, or as soon as practicable thereafter. The Company is no longer requesting that such Registration Statement be declared effective at this time and hereby withdraws the Company’s request for acceleration of the effective date.
If you have questions regarding this request, please call Michael Schiavone of Sidley Austin LLP at (212) 839-5420.

Very truly yours,

ENACT HOLDINGS, INC.

By:	/s/ Evan Stolove
	Name:	Evan Stolove
	Title:	Executive Vice President, General Counsel
and Secretary

cc:	J. Nolan McWilliams, Securities and Exchange Commission
David Irving, Securities and Exchange Commission
Sharon Blume, Securities and Exchange Commission
Michael J. Schiavone, Sidley Austin LLP
Perry J. Schwachman, Sidley Austin LLP
Sean M. Carney, Sidley Austin LLP
David Ni, Sidley Austin LLP
Craig B. Brod, Cleary Gottlieb Steen & Hamilton LLP
Jeffrey D. Karpf, Clearly Gottlieb Steen & Hamilton LLP
Ward Bobitz, Genworth Financial, Inc. & Genworth Holdings, Inc.
Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP